May 16, 2019

David Toro
General Counsel and Chief Compliance Officer
StreetShares, Inc.
1900 Campus Commons Drive
Suite 200
Reston, VA 20191

       Re: StreetShares, Inc.
           Amendment No. 1 to Offering Statement on Form 1-A
           File No. 024-10944
           Filed April 29, 2019

Dear Mr. Toro:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 6, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A filed April 29, 2019

Cover Page

1. It appears that the aggregate offering price of this offering plus the aggregate sales attributable to all the securities sold within the past 12 months exceeds $50 million.
      Please refer to Rule 251(a) of Regulation A and General Instruction I to Form 1-
      A and reduce the amount of securities offered herein to not exceed $50 million.
2. We note that your Notes will bear interest between 1% and 15%. Please provide your analysis as to how this range constitutes a bona fide range, particularly in light of the fact that your prior offering statement included a range of 5-10%. Refer to Rule 253 of
      Regulation A.
 David Toro
FirstName LastNameDavid Toro
StreetShares, Inc.
Comapany NameStreetShares, Inc.
May 16, 2019
May 16, 2019 Page 2
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FirstName LastName
StreetShares Notes, page 2

3. We note your disclosure that investors in StreetShares Notes do not directly invest in small business loans originated by StreetShares, however, we note that you are also marketing the Notes as "Veteran Business Bonds" and that your website prominently states that people can "Support American small business owners by purchasing Veteran
         Business Bonds..." Please explain how this statement and title "Veteran Business Bonds"
         are not misleading to investors, and please explain when you first started using that term on your website and in your marketing materials.
4. We note your response to comment 2. You have stated that the auto-invest program complies with Section 5 of the Securities Act and is a continuous offering pursuant to
         Rule 251(d)(3) without providing your analysis as to why it complies with Section 5 and why it is a continuous offering rather than a delayed offering. Please advise how specifically the auto-invest program will comply with Section 5 of the Securities Act by providing your legal and factual analysis, including whether the company will treat auto investments as sales chargeable against the aggregate total of offered securities, and how specifically the company will provide updates to investors with current information, such as changes in interest rates and the filing of periodic and current reports.

         Please also provide your analysis of how this program and your offering will comply with
         Rules 251(a) and (d)(3)(F) of Regulation A. For purposes of Rule 251(a), please tell us how these auto investments will impact your calculation of the $50 million cap in offering proceeds raised within a 12 month period. For purposes of Rule 251(d)(3)(F), please specifically address in your response each element of that rule and how the offering will comply. We may have additional comments following the review of your response.
StreetShares Platform, page 3

5. We note your response to comment 3. Please revise your disclosure here, and in other relevant sections of your filing such as on page 2, 20 and 35, to clearly disclose that the
         Company has not yet deployed the auto-invest program and that as a result 0% of your investors participate in the program. Please also disclose when you anticipate deploying this new program. In future filings, if the auto-invest program is deployed, please ensure that your disclosure quantifies the percentage of investors that participate in the program and, to the extent changes or trends in your auto-invest program result in an impact on your loan origination volume and/or financial results, provide appropriate discussion and analysis.
Strategic Partnerships, page 3

6. We note your response to comment 4 and revised disclosure surrounding the significant strategic partnership with Community Investment Management and, from time to time, various strategic partnerships with retail financial institutions such as banks and credit
 David Toro
FirstName LastNameDavid Toro
StreetShares, Inc.
Comapany NameStreetShares, Inc.
May 16, 2019
May 16, 2019 Page 3
Page 3
FirstName LastName
         unions. We also note your disclosure on page 25 that the relative share of your originations associated with direct and strategic partner channels has increased and that you expect this trend to continue to the extent that you increase your investment in these channels. Please revise to quantify the approximate amount or percentage of originations obtained through each of these channels and, if material, the total amount of compensation paid to such referring institutions. To the extent changes or trends in your direct and strategic partner channels result in an impact on your loan origination volume and/or financial results, please provide appropriate discussion and analysis.
7. Please file the agreement with Community Investment Management as an exhibit to the offering statement or advise as to the basis for not filing it.
About the Company
Products - (a) Lending Products, page 19

8. We note your response to comment 8. Despite not being tied directly to individual loans, we believe investors would benefit from the requested disclosure as the yield on these loan products is a primary source of revenue and ultimately a key source of payment to your investors. Furthermore, we note that while investors in StreetShares Notes are not investing in individual loans, the Company does fund a portion of every approved loan, line, or factored invoice and Member Payment Dependent Notes ("MPDNs") are dependent on the performance of a portion of the Company's note to the borrower. For these reasons, we continue to believe the originally requested disclosure is necessary.
         Please revise your disclosure here, or in MD&A, to disclose the average yield (revenue /
         average balance of loans) by loan product for each period presented. Products - (c) Investing Products
StreetShares Notes, page 20

9. We restate comment 12 in part. Please revise to include information about the interest rates and remaining terms on the outstanding notes, and describe the rate at which you have called, redeemed or prepaid any of your previously issued Notes. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
24

10. We note your response to comment 15. Despite not being tied directly to individual loans, we believe investors would benefit from the requested disclosures as the loan portfolio and related credit metrics are the primary drivers of the Company's performance and ultimately a key source of payment to your investors. Furthermore, we note that while investors in StreetShares Notes are not investing in individual loans, the Company does fund a portion of every approved loan, line, or factored invoice, and Member Payment
         Dependent Notes ("MPDNs") are dependent on the performance of a portion of the
         Company's note to the borrower. For these reasons, we continue to believe the originally requested disclosure is necessary. Please revise your MD&A to provide quantitative
 David Toro
FirstName LastNameDavid Toro
StreetShares, Inc.
Comapany NameStreetShares, Inc.
May 16, 2019
May 16, 2019 Page 4
Page 4
FirstName LastName
         information and qualitative disclosures requested in comment 15.
11. We note your response to comments 16 and 17. Considering your reliance on outside capital to grow loan volume and fund operations, and your disclosure on page 25 identifying your investing channels as a key trend or factor affecting your performance, we continue to believe the originally requested disclosure is necessary. Please revise your
         MD&A to disclose the quantitative information and qualitative disclosures requested in comments 16 and 17.
Trends and Keys Affecting Our Performance, page 25

12. We note your response to comment 18. Considering the fact that you have identified the addition of new borrowers, increasing business from existing and previous borrowers, increasing average loan size and new lending products as a trend and key factor affecting your performance, we continue to believe that the originally requested disclosure is necessary. Please revise your MD&A to provide the quantitative information and qualitative disclosures requested in comment 18.
Security Ownership of Management and Certain Security Holders, page 31

13. We note your revisions in response to comment 22. Please clarify whether the amounts in the Total Beneficially Owned Shares column relate to your common stock or preferred stock, and please explain why the totals in that column do not appear to correspond with the amounts included in any other column. Provide the addresses of each of the beneficial owners that are not officers or directors. Noting that the percentages of each class total more than 100%, please indicate where an officer or director is deemed to beneficially own any shares that are simultaneously deemed to be beneficially owned by another entity listed in the table. Refer to Item 12 of Form 1-A.
Interest of Management and Others in Certain Transactions, page 32

14. It appears that your disclosure in this section is as of June 30, 2018. Please revise your disclosure to describe any transactions during your last two completed fiscal years and the current fiscal year. Refer to Item 13(a) of Form 1-A.
Securities Being Offered, page 36

15. Noting your response and revisions pursuant to comment 26, please revise to include disclosure of the mandatory binding arbitration clauses, the risks to shareholders and that the clauses do not apply to claims made under the U.S. federal securities laws.
16. Your response to comment 27 appears to reference Article III, Section 11 of your
         Amended and Restated Bylaws. We therefore reissue comment 27 as it relates to
         Paragraph 11 of your Third Amended and Restated Certificate of Incorporation, which provides that the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for the proceedings described therein. See Exhibit 2.5 of your 1-K filed
 David Toro
StreetShares, Inc.
May 16, 2019
Page 5
         October 30, 2018. Please revise the offering statement to include disclosure of this provision. Describe the risks to shareholders and indicate whether this provision is intended to apply to claims made under the U.S. federal securities laws. We may have further comment based on your response.
Financial Statements, page F-1

17.      Please update your financial statements in accordance with paragraph
(b) of Part F/S in
         Form 1-A.
Note 2 - Summary of Significant Accounting Policies - Impaired and Charged-off Loans, page F-
8

18. We note your response to comment 24. Considering your disclosure on page F-8, please tell us and revise to explain in more detail how impairments are calculated and applied.
         Please also tell us the applicable authoritative literature considered to support your accounting.
       You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or Erin Purnell at 202-551-3454 with any other questions.



FirstName LastNameDavid Toro                                  Sincerely,
Comapany NameStreetShares, Inc.
                                                              Division of
Corporation Finance
May 16, 2019 Page 5                                           Office of
Financial Services
FirstName LastName